SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

CVR Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

12662P108

(CUSIP Number)

Jesse A. Lynn, Esq.

General Counsel

Icahn Enterprises L.P.

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12662P108

1.	NAME OF REPORTING PERSON

IEP Energy Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

51,192,381

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

51,192,381

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,192,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.9%

14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 12662P108

1.	NAME OF REPORTING PERSON

American Entertainment Properties Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

51,192,381

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

51,192,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,192,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.9%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 12662P108

1.	NAME OF REPORTING PERSON

Icahn Enterprises Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

15,500,000

8	SHARED VOTING POWER

51,192,381

9	SOLE DISPOSITIVE POWER

15,500,000

10	SHARED DISPOSITIVE POWER

51,192,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,692,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.3%

14	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 12662P108

1.	NAME OF REPORTING PERSON

Icahn Enterprises G.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

66,692,381

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

66,692,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,692,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.3%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 12662P108

1.	NAME OF REPORTING PERSON

Beckton Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

66,692,381

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

66,692,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,692,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.3%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 12662P108

1	NAME OF REPORTING PERSON

Carl C. Icahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

66,692,381

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

66,692,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,692,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.3%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (as previously amended, the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by CVR Energy, Inc. (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D, as amended.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons continuously evaluate their investment in the Issuer and its subsidiaries and, depending on various factors including, but not limited to, the price of the Shares or equity interests of the applicable subsidiaries, the terms and conditions of available transactions, prevailing market conditions and such other considerations as the Reporting Persons deem relevant may, at any time or from time to time, and subject to any required regulatory approvals, acquire or dispose of additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its subsidiaries on the open market, in privately negotiated transactions, directly from or to the Issuer, upon the exercise or conversion of securities convertible into or exercisable or exchangeable for other securities or otherwise.

Representatives of the Reporting Persons discuss from time to time with the Issuer’s and/or its subsidiaries’ management, directors, stockholders and other parties, the Issuer’s and its subsidiaries’ performance, business, strategic direction, capital structure, prospects and management, as well as other ways of maximizing stockholder value, which may include extraordinary transactions.

The Reporting Persons and the Issuer consider from time to time, and currently are considering, potential strategic transactions available to the Issuer and its subsidiaries, which may include the acquisition of additional entities, assets or businesses, including the acquisition of material amounts of refining assets through negotiated mergers and/or stock or asset purchase agreements by the Issuer or its subsidiaries. The Reporting Persons may participate in such acquisitions, including by providing financing to the Issuer or its subsidiaries through the acquisition of additional equity of the Issuer and/or its subsidiaries, providing loans to the Issuer and/or its subsidiaries or otherwise.

In addition, the Reporting Persons and the Issuer consider from time to time, and currently are considering, strategic options involving CVR Partners, LP, a controlled subsidiary of the Issuer (“CVR Partners”), which may include the acquisition of some or all of the outstanding publicly held common units of CVR Partners by the Reporting Persons, the Issuer, a combination of the Reporting Persons and the Issuer or other affiliated entities, the sale of CVR Partners or the Issuer’s interest therein, or other transactions. Any such acquisition, sale or transaction could be effectuated through open market purchases, tender or exchange offers, exercise of the limited call right contained in CVR Partners’ limited partnership agreement, value-enhancing partnerships, negotiated merger transactions, privately negotiated transactions, sale transactions or otherwise. CVR Partners’ common units are listed on the New York Stock Exchange under the symbol “UAN.” The Issuer, through its wholly owned subsidiaries, currently owns approximately 36.8% of the outstanding common units of CVR Partners and 100% of the interest in CVR Partners’ general partner, CVR GP, LLC, which holds a non-economic general partner interest in CVR Partners.

There is no assurance that any of the aforementioned or other transactions will develop or materialize, or if they do, as to their timing.

On March 18, 2024, the Issuer announced the resignation of Hunter C. Gary, Senior Managing Director of Icahn Enterprises, from the Issuer’s Board of Directors (the “Board”) for personal reasons and not as a result of any disagreements with the Issuer on any matter relating to the Issuer’s operations, policies or practices, and the appointment of Dustin DeMaria, Financial Associate of Icahn Enterprises, and Mark J. Smith to the Board. Also on March 18, 2024, the Issuer announced that that its Board had appointed Mr. Smith and James M. Strock, each of whom was affirmatively determined by the Board to be independent of the Reporting Persons, to a special committee of the Board formed to consider, evaluate and negotiate on behalf of the Issuer certain of the potential strategic transactions discussed above.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 66,692,381 Shares, representing approximately 66.3% of the Issuer’s outstanding Shares (based upon 100,530,599 Shares outstanding as of February 16, 2024, as disclosed by the Issuer in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on February 21, 2024).

(b) IEP Energy Holding has sole voting power and sole dispositive power with regard to 51,192,381 Shares. Each of AEP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Enterprises Holdings has sole voting and dispositive power with regard to 15,500,000 Shares. Each of AEP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

(c) The Reporting Persons have not effected any transactions with respect to the Shares during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2024

IEP ENERGY HOLDING LLC

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer and Secretary

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer, Treasurer and Secretary

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer and Secretary

BECKTON CORP.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Vice President

/s/ Carl C. Icahn___________

CARL C. ICAHN

[Signature Page of Amendment No. 29 to Schedule 13D - CVR Energy, Inc.]